Exhibit (d)(9)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(Brighthouse/Eaton Vance Floating Rate Portfolio)

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) dated March 1, 2021, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Eaton Vance Management (the “Subadviser”) with respect to Brighthouse/Eaton Vance Floating Rate Portfolio, a series of Brighthouse Funds Trust I, is entered into effective as of March 1, 2026.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

Brighthouse/Eaton Vance Floating Rate	0.300% up to and including $250 million
Portfolio	0.250% in excess of $250 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of March 1, 2026.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

/s/ Kristi Slavin
By: Kristi Slavin
Title: President

EATON VANCE MANAGEMENT

/s/ Lisa Buhain Winslow
By: Lisa Buhain Winslow
Title: Managing Director